Exhibit 23.2

Petroleum Engineer Consent and Report Certificate of Qualification

We hereby consent to the use of the name Forrest A. Garb & Associates, Inc., to references to Forrest A. Garb & Associates, Inc. as independent petroleum engineers, and to the inclusion of information taken from each of our reports dated March 14, 2012 and March 20, 2013, as supplemented, related to Starboard Resources, Inc.’s properties in Texas and Oklahoma in the form and context in which they appear in this Registration Statement on Form S-1/A of Starboard Resources, Inc. and the related prospectus that is a part thereof. We further consent to the reference to this firm under the heading “EXPERTS” in the Registration Statement and related prospectus.

Very truly yours,

/s/ Forrest A. Garb & Associates, Inc.
Forrest A. Garb & Associates, Inc. Texas Registered Engineering Firm F-629
September 18, 2013